UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

Media Sciences International, Inc. (Name of Issuer)

Common Stock, par value $.001 (Title of Class of Securities)

58446X 10 7 (CUSIP Number)

Richard A. Krantz, Esq.
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, CT 06904
(203) 462-7505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2008 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 58446X 10 7	Page 2 of 7
(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard E. Teller
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power 157,200
(8) Shared Voting Power 434,256
(9) Sole Dispositive Power 157,200
(10) Shared Dispositive Power 434,256
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 591,456
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 5.06%
(14)	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”). The address of Issuer’s principal office is 8 Allerman Road, Oakland, New Jersey 07436.

Item 2.	Identity and Background

(a)	This statement is being filed by Richard E. Teller (“Teller”).

(b)	The residential address of Teller is 545 Boylston Street, Brookline, Massachusetts 02445.

(c)	Teller is currently self-employed at 545 Boylston Street, Brookline, Massachusetts 02445.

(d)-(e)
Teller has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Teller is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, Teller has acquired, in the aggregate, 591,456 shares of the Issuer’s Common Stock (the “Subject Shares”) for an aggregate purchase price of $1,482,964. All acquisitions of the Subject Shares were made through purchases on the open market. The funds used by Teller to purchase the Subject Shares consisted entirely of personal capital. There were no borrowed funds used to purchase the Subject Shares.

Item 4.	Purpose of Transaction

On February 15, 2008, Teller’s beneficial ownership of Issuer Common Stock first exceeded 5% of the Issuer’s outstanding Common Stock. Teller acquired the Subject Shares for investment purposes after determining that such purchases represented an attractive investment opportunity.

Except as otherwise set forth herein, Teller has not formulated any plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(j)	Any action similar to any of those listed above.

Teller may from time to time, acquire additional Issuer Common Stock, or dispose of some or all of the Subject Shares, depending upon price, market conditions and other factors.

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, Teller owns 591,456 shares of Issuer Common Stock, as defined above as the “Subject Shares.” The Subject Shares constitute 5.06% of the issued and outstanding shares of Issuer Common Stock, based upon the disclosure in the Issuer’s most recent Form 10-Q (for the quarterly period ended December 31, 2007, filed on February 14, 2008) that there were 11,679,699 shares of Issuer Common Stock issued and outstanding as of January 31, 2008.

(b)
Teller has sole power to vote and dispose of 157,200 of the Subject Shares. Teller has shared power to vote and dispose of 434,256 of the Subject Shares with his wife, Kathleen A. Rogers (“Rogers”).

Rogers residential address is 545 Boylston Street, Brookline, Massachusetts 02445. Rogers is currently self-employed at 545 Boylston Street, Brookline, Massachusetts 02445. Rogers has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Rogers is a citizen of the United States.

(c)	Schedule A, attached hereto, lists all transactions in Issuer Common Stock during the past sixty (60) days by Teller.

(d)	Rogers may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 434,256 of the Subject Shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Teller and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of February 21, 2008

/s/ Richard E. Teller_____
Richard E. Teller

SCHEDULE A

The following table sets forth information regarding all transaction by Teller with respect to Issuer Common Stock during the past sixty (60) days. All of the transactions were acquisitions of the Issuer’s Common Stock. Teller has not made any dispositions of the Issuer’s Common stock during the past sixty (60) days. All of the transactions were effected on the NASDAQ market.

Purchaser	Date of Acquisition	No. of Shares Purchased	Purchase Price Per Share	Total Purchase Price
Richard E. Teller IRA (“RT IRA”)	12/19/07	2,000	$4.10	$8,208
Kathleen A. Rogers IRA (“KR IRA”)*	2/12/08	2,800	$2.86	$8,008
KR IRA	2/12/08	200	$2.84	$568
Richard E. Teller Revocable Trust, u/d/t January 16, 2004, Richard E. Teller and Kathleen A. Rogers, Trustees (“RT Trust”)	2/15/08	1,280	$2.65	$3,400
Kathleen A. Rogers Revocable Trust, u/d/t January 16, 2004, Richard E. Teller and Kathleen A. Rogers, Trustees (“KR Trust”)	2/15/08	3,000	$2.61	$7,840
KR Trust	2/15/08	4,973	$2.52	$12,542
KR Trust	2/15/08	201	$2.57	$527
RT IRA	2/19/08	100	$2.65	$273
* Richard E. Teller has the right to make trading decisions and voting decisions with regard to this account